Exhibit (a)(5)(iii)

Forestar Announces Fundamental Change and Make-Whole Fundamental Change Relating to Outstanding Convertible Senior Notes

AUSTIN, Texas, October 12, 2017—Forestar Group Inc. (“Forestar”) today announced that it has delivered a notice to holders of its 3.75% Convertible Senior Notes due 2020 (the “Notes”), pursuant to the indenture governing the Notes (as supplemented, the “Indenture”), notifying holders that, as a result of the merger (the “Merger”) pursuant to the Agreement and Plan of Merger, dated as of June 29, 2017, among D.R. Horton. Inc. (“D.R. Horton”), Force Merger Sub, Inc. and Forestar, a “Fundamental Change” and a “Make-Whole Fundamental Change,” each as defined in the Indenture, occurred effective as of October 5, 2017.

As a result of the Fundamental Change, holders of the Notes have the right to convert their Notes, at any time until November 9, 2017, subject to the terms and conditions of the Indenture. The Notes are convertible into cash and shares of common stock of the surviving entity in the Merger (such common stock, “Post-Merger Forestar Common Stock”) based on the weighted average of cash and shares of Post-Merger Forestar Common Stock received by the holders of Forestar common stock that affirmatively made an election in connection with the Merger. As a result of elections made in connection with the Merger, the per-share weighted average consideration attributable to one share of Forestar common stock consists of $14.19785 in cash and 0.20012 shares of Post-Merger Forestar Common Stock (such per-share weighted average, a “Unit of Reference Property”). Accordingly, holders of the Notes have the right to convert their Notes, subject to the terms and conditions of the Indenture, into $579.77062 in cash and 8.17192 shares of Post-Merger Forestar Common Stock per $1,000 aggregate principal amount of Notes (the “Reference Property”).

The completion of the Merger also constitutes a “Make-Whole Fundamental Change” under the Indenture. However, pursuant to the terms and conditions of the Indenture, there will be no increase of the conversion rate in connection with this Make-Whole Fundamental Change.

Under the terms of the Indenture, Forestar has the option to settle any conversions in the form of Units of Reference Property, cash or a combination of cash and Units of Reference Property.

In connection with the completion of the Merger, on October 5, 2017, Forestar entered into a supplemental indenture with U.S. Bank National Association, as trustee (the “Trustee”), pursuant to which, among other things, for each share of Forestar common stock holders of the Notes were previously entitled to receive upon conversion of their Notes, such holders will instead be entitled to receive a Unit of Reference Property.

In addition, in connection with the completion of the Merger and pursuant to the terms of the Indenture, Forestar is commencing an offer to repurchase, at the option of each holder of Notes, any and all of the Notes. A disclosure document detailing the repurchase option and the conversion right (such disclosure document, the “Offer to Repurchase”) is being sent by the Trustee on behalf of Forestar to DTC as sole record owner of the Notes. Pursuant to the terms of the Offer to Repurchase and the Indenture, each holder of Notes has the right, subject to certain conditions, at such holder’s option, to require Forestar to repurchase for cash all of such holder’s Notes, or any portion thereof that equals $1,000 or an integral multiple of $1,000 in excess thereof, on November 13, 2017 (the “Fundamental Change Repurchase Date”). This repurchase right is separate from the right of holders of Notes to convert their Notes as described above. Forestar will purchase such Notes at a repurchase price equal to 100% of the principal amount of the

Notes to be repurchased, plus accrued and unpaid interest thereon to, but excluding, the Fundamental Change Repurchase Date. Tenders of the Notes must be made prior to 5:00 p.m., New York City time, on November 9, 2017, and may be withdrawn at any time prior to 5:00 p.m., New York City time, on that same day.

The Trustee has informed Forestar that, as of October 12, 2017, all Notes are held through The Depository Trust Company (“DTC”) and that there are no certificated Notes in non-global form. Accordingly, all Notes surrendered for repurchase or conversion must be delivered through the rules and procedures of DTC. U.S. Bank National Association, Attn: Corporate Actions, 111 Fillmore Avenue, St. Paul, MN  55107-1402, is the paying agent and conversion agent.

None of Forestar and D.R. Horton or any of their respective affiliates, their respective boards of directors, employees, advisors or representatives or the Trustee are making any representation or recommendation to any holder as to whether or not to tender or refrain from tendering their Notes in the offer to repurchase Notes, or to exercise their conversion right (if at all).

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL THE NOTES. THE OFFER TO REPURCHASE NOTES IS BEING MADE ONLY PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE TO (INCLUDING THE OFFER TO REPURCHASE AND RELATED MATERIALS) THAT FORESTAR IS FILING WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) AND THEREAFTER DISTRIBUTING TO ITS NOTEHOLDERS. NOTEHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE TENDER OFFER STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT CONTAINS IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER TO REPURCHASE NOTES. AFTER FORESTAR FILES THE TENDER OFFER STATEMENT WITH THE SEC, NOTEHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS THAT FORESTAR FILES WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV OR BY CONTACTING FORESTAR AT (512) 433-5200. NOTEHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER TO REPURCHASE.

About Forestar Group Inc.

Forestar Group Inc. is a residential and real estate development company with operations in 14 markets in 10 states, where it owns, directly or through joint ventures, interests in 48 residential and mixed-use projects. As of October 5, 2017, Forestar is a majority-owned subsidiary of D.R. Horton, Inc., the largest homebuilder by volume in the United States for fifteen consecutive years.

Forward-Looking Statements

Portions of this document may constitute “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Although Forestar believes any such statements are based on reasonable assumptions, there is no assurance that actual outcomes will not be materially different. All forward-looking statements are based upon information available to Forestar on the date this document was issued. Forestar does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Some forward-looking statements discuss Forestar’s plans, strategies and intentions. They use words such as “expects,” “may,” “will,” “believes,” “should,” “would,” “could,” “approximately,” “anticipates,” “estimates,” “targets,” “intends,” “likely,” “projects,” “positioned,” “strategy,” “future,” and “plans.” In addition, these words may use the positive or negative or other variations of those terms. Forward-looking statements also include all other statements in this press release that are not historical facts.

Certain of the factors that may cause the actual results to be materially different from the future results expressed by the forward-looking statements are contained in Forestar’s annual report on Form 10-K and its most recent quarterly report on Form 10-Q, both of which are filed with the SEC.

CONTACT:

Investor Relations: Forestar Group Inc. Charles D. Jehl: 512-433-5229